SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

MERCURY INTERACTIVE CORPORATION
(Name of Subject Company)

MERCURY INTERACTIVE CORPORATION
(Name of Person(s) Filing Statement)

Common Stock, par value $0.002 per share
(Title of Class of Securities)

589405109 (Common Stock)
(CUSIP Number of Class of Securities)

Anthony Zingale
Chief Executive Officer
379 North Whisman Road
Mountain View, California 94043-3969
(650) 603-5200
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement).

With a Copy to:

Bruce A. Mann, Esq.
Michael O'Bryan, Esq.
Jaclyn Liu, Esq.
Morrison & Foerster LLP
425 Market Street
San Francisco, California 94105
(415) 268-7000

        This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "SEC") on August 17, 2006 (as previously filed with the SEC and as the same may be amended or supplemented from time to time, the "Schedule 14D-9"), by Mercury Interactive Corporation ("Mercury" or the "Company"), a Delaware corporation, relating to the tender offer made by Mars Landing Corporation ("Offeror"), a Delaware corporation and wholly-owned subsidiary of Hewlett-Packard Company ("Hewlett-Packard"), a Delaware corporation, as set forth in a Tender Offer Statement filed by Offeror and Hewlett-Packard on Schedule TO, dated August 17, 2006 (as previously filed with the SEC and as the same may be amended or supplemented from time to time, the "Schedule TO"), to purchase all of the outstanding shares of common stock of the Company at a price of $52.00 per share, net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 17, 2006, and in the related Letter of Transmittal. Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

        All information in the Schedule 14D-9 is incorporated in this Amendment No. 1, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8. Additional Information.

(a)
The subsection entitled "Antitrust—United States" in Item 8 of the Schedule 14D-9 is amended and supplemented by adding a new paragraph at the end of the subsection consisting of the following sentence:

        "On August 23, 2006, the waiting period under the HSR Act with respect to the Offer and the Merger expired."

(b)
The subsection entitled "Antitrust—Outside of the United States—South Korea" in Item 8 of the Schedule 14D-9 is amended and restated as follows:

        "South Korea.    Under the Monopoly Regulation and Fair Trade Law of Korea, the parties must file a report with the Korean Fair Trade Commission ("KFTC") within 30 calendar days after the execution of a merger agreement where applicable criteria are met. The KFTC will then undertake an initial review during the 30 calendar days following the report filing date. The KFTC may extend the review period for an additional 90 calendar days in its discretion as it deems necessary. The parties must obtain the consent of the KFTC prior to closing the merger. Hewlett-Packard filed the business combination report with the KFTC on August 24, 2006. In the circumstances of this transaction, a further business combination report must be filed with the KFTC in connection with the Offer within thirty days of the end of the Offer period."

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Dated: August 24, 2006.

By:	/s/ DAVID MURPHY
Name:	David Murphy
Title:	Senior Vice President and Chief Financial Officer